

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 4561

November 5, 2015

Mr. Peter Kent
Chief Executive Officer
Liquid Holdings Group, Inc.
111 River Street, Suite 1204
Hoboken, New Jersey 07030

> **Re:** **Liquid Holdings Group, Inc.**
> **Item 4.01 Form 8-K and Form 8-K/A**
> **Filed September 24 and September 29, 2015, respectively**
> **File No. 1-36024**

Dear Mr. Kent:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Megan Akst

Megan Akst
Senior Staff Accountant